INVEST IN **ABBY BY GOGOTECH**

Safe, Advanced, Affordable, Personal Mobility





abby
Safe
Advanced
Affordable.
A new Personal Electric Vehicle
for adults with reduced mobility

gogotech.co Wilmington DE

Technology | Hardware | Robotics | Social Impact | B2C

LEAD INVESTOR

Bradford Armstrong CEO, Next Level Developments

I made an advance purchase of an ABBY for my sister who runs the Child Life Program at Presbyterian in Albuquerque and needs to use a wheelchair at work. I've been following the continued progress and success at ABBY and would like to help it get to market. I'm looking forward to learning about what's in the software roadmap once they get ABBY into production and shipping to customers. I've seen many startups come and go, and Its not everyday I see a startup with a strong social purpose and unicorn potential. The need is there, ABBY is the solution

Invested $1,000 this round

Highlights

1. ⭐ Techstars '21 & XTC '22 Global Finalist
2. 🚚 Dozens of pre-order deposits & over 1000 subscribers on waitlist - HELP US DELIVER!
3. 🏎 Production Ready
4. 📜 Patented Technology
5. 💪 ABBY is a companion & 150kg capacity household robot, not just a wheelchair

5. 💪 ABBY is a companion & 150kg capacity household robot, not just a wheelchair

6. 📈 Powered Mobility Devices are a $4B market growing 15%+ annually

Our Team



John Debenedette CEO

Experienced founder and wheelchair user since 1985. ABBY is my third startup and the second aiming to disrupt a huge but deeply flawed industry. We are a lean but uniquely qualified team with a shared passion to help create a more inclusive society

Using wheelchairs since 1985, I know firsthand the strength required to use manual wheelchairs independently. Sadly today only 1M powered wheelchairs and 1M 3&4-wheel scooters are produced for a global market of over 200M adults with reduced mobility. The scarcity of powered mobility devices is a gross injustice. This is why the world needs ABBY



Dr. Clarence Tan Chief Impact Officer

If you believe as we do that powered mobility can't remain a privilege for only the wealthy and the well-insured, please support our campaign!



Wei Wen Jing Engineering

20+ years in product industrial design, engineering, and production including self-balancing and unicycle rideable EVs + Master design engineer with deep experience in motor control, embedded systems, product design and production engineering



Prawwaree Paonil Marketing

Several years with Group-M digital agency working on global brand accounts (Amway, Nestle, Volvo Cars) + several years creative, digital art, game design and UX&UI

Pitch



Sadly, last year ONLY 1 million power wheelchairs and 1 million 3&4-wheel scooters were produced for a global market of over 200M adults with reduced mobility. The scarcity of Powered Mobility Devices (PMD) is a significant market opportunity and a gross injustice. This is what motivates our team, and why the world needs ABBY





And what's worse, those 1 million powered wheelchairs were sold B2B as Medical Devices for $3.5B to 3rd party payors, but intended for use by just a tiny fraction of those in need.

| GLOBAL POWERED MOBILITY DEVICE (PMD) MARKET



As a category, PMD is worth over $4B today and expected to more than triple in just the next few years due to the massive unmet need, advances in lithium batteries & brushless motor technology, and a halo effect from mass production of other EV categories - like bikes, cars, skateboards & 2-wheeled scooters.

INTRODUCING ABBY



Loaded with advanced features & easy to purchase online with buy now pay later financing available for around $3,000, ABBY is a high-function Smart Wheelchair.

And CONNECTIVITY makes ABBY a platform so we can transcend hardware economics with subscriptions & develop our software business roadmap.

Smart Push-rim technology & the conventional rear-wheel-drive format, combined with Quick-release components give ABBY a competitive advantage in multiple categories and the largest possible serviceable addressable market.



Modular Battery



Remote Control



Upcoming Mobile App



Reverse Cam



Adjustable Armrests - Up



Adjustable Armrest
Down for table clearance

COMPETITION

The most affordable powered devices on the market today are **mobility scooters** - but they're unstable and anything with handlebars really can't maneuver in an indoor home use setting.

Powered wheelchairs weigh hundreds of pounds, can cost tens of thousands, and require expensive vehicles with ramp systems to transport, and these still lack smart technology like cameras and sensors for safety.



Scooters



Power Chairs

Power-add-on kits are some of the best solutions on the market today but these typically cost $5000-$8000 and that's not including the wheelchair they are mounted on.

	abby	Scooters	Travel Chairs	Power Chairs	Add-on Kits
Self-Propel	✓	✗	✗	✗	✓
Power-Assist	✓	✗	✗	✗	✓
Maneuverable	✓	✗	✓	✓	✓
Modular Battery	✓	✗	✓	✗	✓
Portable	✓	✓	✓	✗	✓
Smart Features	✓	✗	✗	✗	✗
$ Price	$3,000 – $3,500	$750 - $4,000	$1,800 - $3,500	$4,500 - $45,000	$6,000 - $10,000

| FINANCIALS

P&L ($,000s)	2023	2024	2025	2026	2027
Units Sold	125	1,625	5,688	12,797	28,793
Revenue	374	5,103	18,754	44,306	104,672
COGS	153	1,966	6,812	15,174	33,806
Gross Profit	221	3,137	11,942	29,132	70,866
%	59%	61%	64%	66%	68%
Net Profit	(1,400)	(522)	2,989	9,355	26,746
%	-374%	-10%	16%	21%	26%
Average FTE	10	16	32	60	97

50,000 Units
in Five Years
(~0.5% of PMD market)

PROFITABLE
After 1,500 Units
(~Month 22)

Forward-looking projections cannot be guaranteed.

Our conservative base plan ships 50,000 units in five years & achieves scalable growth with gross margin approaching 70% & 25% EBITDA on over $100M in year five sales, but we'll be profitable after only 1500 units (around month 22).

| OUR SERVICEABLE ADDRESSABLE MARKET



1/2 of 4.5M Mobility Scooter

1/3 of 3.5M Power Wheelchairs

7.1M
2020 Units

18.6M
2026 Units

1/2 of 10.6M Manual Wheelchairs

is **8M** Units/Year
(40% Of Projected 2026 Market)

1M+ POWER WHEELCHAIRS
- Head-to-head low dependence users
- Portable 2nd chair

2M+ MOBILITY SCOOTERS
- Head-to-head on versatility, stability, maneuverability & range

5M MANUAL WHEELCHAIRS
- All but the sport & patient transfer segments
- ONLY ABBY and Power ad-ons can compete in this the single largest device category!

Forward-looking projections cannot be guaranteed.

Our serviceable addressable market is 8M units/year and includes manual and powered mobility devices.

- For Powered Wheelchairs, positioned as a primary chair for users at the lower-end of physical dependence spectrum AND as a more portable 2nd chair, ABBY can compete for at least 1/3 of the projected 3.5M units in the category (both demographics are in our pre-order customer set).
- For Mobility Scooters, ABBY can go head to head for the entire home user segment – that's at least 1/2 of the projected 4.5M Units (excluding courtesy and rental fleets for example in shopping malls and casinos until we expand our focus to target B2B sales) .
- For Manual Wheelchairs, ABBY can compete for approximately half of the projected 10.6M units (meaning MOST units not intended for wheelchair sports or patient transfers such as those found in building lobbies and hospitals). ONLY ABBY & power-add-on kits costing twice as much are competitive for potential 1st time power chair buyers in this, the single largest mobility device category (by units).

With a Serviceable Market that's fully 40% of the total projected 2026 Powered Mobility Device market, our 50,000 unit five year target has significant upside potential.


OUR PRODUCT & BUSINESS MODEL INNOVATIONS
affirm
Buy now, pay over time
100% Online DTC Sales
▪ Product Purchase Crowdfunding Option
▪ AFFIRM Consumer Finance Option at Checkout
▪ Low CAC on Paid Channels in Pre-Launch Campaign
DIY Assembly & Service
(Tool-Free Quick-Release Components)
▪ Customer Engagement in Community Support Channel
▪ ABBY Certified Program & Directory for Technicians & Occupational / Physical Therapy Professionals

Our PRODUCT & BUSINESS MODEL innovations create a substantially LOWER COST MODEL than the incumbents because:

- We sell direct to consumers online and will leverage AFFIRM buy now pay later financing. We also built an innovative product purchase crowdfunding option to tap into the "GO FUND ME" trend ($3.7B in reported medical expense funding in 2020).
- Quick-Release components mean no tools are required so we can rely on DIY assembly and simple parts swapping shipments for service.
- Our roadmap adds capabilities to leverage our mobile APP to get customers engaged in a community support channel, plus we will develop ABBY online training and plan to build "ABBY Certified" directories for technicians (everything from bike shops to mobile installer/service fleet

operators) AND occupational and physical therapy professionals.


INITIAL GO TO MARKET / PLAN OF ATTACK
0
Upon closing we kick-off a PRE-LAUNCH SPRINT & KEY HIRES ~120 Days
▪ Packaging Design
▪ User & Repair Guides
▪ 3rd Party Lab Testing
▪ Hardware Sprint
▪ Software Handoff
1
FIRST WE'LL DELIVER OUR PRE-ORDERS
▪ Delivery Roadshow
▪ Unboxing Videos
▪ Star Reviews
2
NEXT WE'LL CONVERT OUR $99 DEPOSITS
3
THEN WE'LL CONVERT OUR 1200+ WAITLIST
▪ Product Purchase Crowdfunding
▪ AFFIRM Consumer Finance Option
▪ KOLs & Influencers
▪ PR & Paid Articles

Forward-looking projections cannot be guaranteed.

Our pre-launch campaign traction identified most of what we need to reach profitability (2/3 of Y1 & Y2 target).

We are raising up to $1.07M on a SAFE for initial production and staffing key hires to ship our pre-orders & create inventory for our US launch.


FUNDING & USES
MARKETING $240K
▪ Launch PR & Campaigns
▪ Pre-order roadshow, unboxing & onboarding
▪ Agency Fees & Paid Ads
PRODUCTION $250K
▪ 100 Units for Pre-Orders & Inventory
▪ Packaging design
▪ User & Repair Guides
▪ Assembly & QC Mgt
▪ 3rd Party testing & Specialized test equip.
$1M SEED (SAFE)
WEFUNDER $60K
▪ Platform Fees
SOFTWARE $200K
▪ V1 Mobile App & Software Roadmap
▪ Key Hires: CTO & Developer
US OPERATIONS $250K
▪ US Warehouse & Logistics
▪ Key Hires: Back-office, Customer Care, Tech Support, Management